COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S, REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles or when there is a retroactive adjustment that has a material effect on the comparability of a company’s financial statements. As described in note 15(d) to the consolidated financial statements of Goldcorp inc. as at December 31, 2003, the Company had adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, and also as described in note 15(g), the Company has adopted the provisions of SFAS No. 123, “Accounting for Stock Based Compensation” effective January 1, 2003 in its reconciliation of significant differences between Canadian and United States generally accepted accounting principles. Our report to the shareholders dated February 6, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) KPMG LLP

Toronto, Canada
February 6, 2004